RECEIVED

2008 NOV 17 A 11: 3

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

[redacted]

08005886

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date November 11, 2008
Contact Martina C. Erni

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

B. Amacher

Corporate Communications

PROCESSED
NOV 19 2008
THOMSON REUTERS

Enclosure

- **Oerlikon Oerlikon Solar's "Amorph High Performance" hits the market**

dlw 11/17

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

oerlikon
solar

Media release

Rule 12g3-2(b) File No. 82-5190

Oerlikon Solar's "Amorph High Performance" hits the market

50 percent increase in fab capacity

- **16% increase in power output**
- **More than 7% stabilized efficiency**
- **95 W average output per panel**
- **TÜV certified IEC standard**

Truebbach, November 11, 2008 **– Oerlikon Solar, the global leader in Thin Film Silicon Solar Equipment and Modules, today announced the availability of its next generation technology: "Amorph High Performance". With more than 500,000 panels already produced from the previous "Amorph Basic" technology, Oerlikon Solar has now made a major leap forward in panel performance. Achieving more than 7% stabilized efficiency has enabled a 16% increase in panel power output. At the same time, fab capacity is up by more than 50% without an increase in fab cost. This has significantly raised economic viability for this high growth PV technology. In addition, Oerlikon has already been granted the requisite master certificates from TÜV.**

"The ability to lead the market with pre-certified, leading edge technology reflects our success in creating a scalable, technology leading organization. We are now able to leverage technological advances into successful business for our customers in a very timely manner", says Jeannine Sargent, CEO Oerlikon Solar.

Record breaking performance

The new a-Si panel utilizes an advanced Oerlikon Solar Zinc Oxide TCO layer, which significantly increases the performance characteristics of the panel through better light trapping properties. The importance of optimizing the panel design from a system viewpoint is being demonstrated in this generation of the technology. How the various layers in the panel interact with each other can have a profound effect on the system performance.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
Postfach
CH-8808 Pfäffikon SZ

Telefon +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Performance improvement and cost reduction go hand in hand

Optimization of the process elements in the end to end fabrication system have resulted in considerable increase in the plant throughput capability. Experience with the first generation amorphous end-to-end lines has lead to important yield, line uptime and TACT time optimization. All together these improvements have resulted in an astounding 50% increase in the output capacity of the line. Remarkably, this is achieved without an increase in the total capital cost. The resulting cost per Watt benefit is clearly significant. "We have established that the 1.4 m^2 panel is the optimum size for the flexibility needed to achieve improvements in the fabrication process", comments Dr. Juerg Henz, Head of the Thin Film Business Unit.

Reduced time to market

TÜV Rhineland announced that Oerlikon Solar passed all tests required for the certification of its "Amorph High Performance" thin film silicon modules. All Module Performance (IEC 61646:2008) and Module Safety (IEC 61730-1:2004/61730-2:2004) criteria were satisfied.

Issued as a Master Certificate, it allows Oerlikon Solar to offer all end-to-end production line customers a reduced time-to-market. This is the second certification within the year and it confirms both the technological lead and the viability of Oerlikon Solar's end-to-end production technology. Dr. Henz pointed to the investment that created this certification: "In recent months, we've made enormous progress in the development of a scaleable, high-performing and low-cost PV module production system. The certification awards from TÜV reflect this success and will bring great benefits to our customers."

The certification is valid across the entire globe and forms just one part of the stable platform upon which Oerlikon Solar is now scaling-up its production and services

Ready to roll out across the globe

Already recognized as the market leader in installed thin film silicon PV applications, Oerlikon Solar is now demonstrating that the quality of the second generation will be as robust and durable as the first generation while providing a new level in cost/performance capability. Oerlikon Solar remains committed to manufacturing techniques that provide extended endurance and built-in product safety, while meeting all important standards.

This is just one more milestone in Oerlikon Solar's mission to make Solar Power economically viable.

For further information, please contact:

Michael M. Schmidt Head of Public Relations Tel. +41 81 784 6439 Fax +41 81 784 6544 Mobile +41 79 834 03 74 michael.m.schmidt@oerlikon.com www.oerlikon.com/solar	Burkhard Böndel Head of Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com

About Oerlikon Solar

Oerlikon Solar offers cost-effective, field proven end-to-end solutions for the mass production of thin-film silicon solar modules. These fully automated manufacturing solutions are focused on reducing device cost and maximizing productivity. They are available as modular end-to-end solutions with metrology and upgradeability in throughput and process technology.

Oerlikon Solar has developed a unique and innovative technology based on its leadership in thin film technology and in close cooperation with its customers. An in-house pilot line allows producing, testing and optimizing the solar modules in full production size.

Headquartered in Truebbach, Switzerland, Oerlikon Solar maintains an R&D lab in Europe, as well as global customer support and training through sales and service centers in the United States, Europe and Asia.

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 percent of the turnover was invested in research and development (CHF 274 million).

END

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
Postfach
CH-8808 Pfäffikon SZ

Telefon +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com